UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AEP Industries Inc.
Full Name of Registrant

N/A
Former Name if Applicable

125 Phillips Avenue
Address of Principal Executive Office (Street and Number)

South Hackensack, NJ 07606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

On January 6, 2006, the Registrant discovered that in determining the value of its deferred tax liability at October 31, 2004, the Registrant used an amount for the net tax bases of its fixed assets that exceeded the amount that should have been used for such purposes.   This error resulted in an understatement of the deferred tax liability related to the depreciation of these fixed assets and the provision for income taxes from continuing operations as of and for the year ended October 31, 2004 by approximately $1.0 million.  As a result of the error, the Registrant, as disclosed in its press release of January 11, 2006, will restate fiscal 2004 amounts for this error and any other amounts (including the unaudited quarterly financial data, if applicable) in its Annual Report on Form 10-K for the fiscal year ended October 31, 2005, and these restated amounts will reflect the increases in the provision for income taxes from continuing operations, loss from continuing operations, net loss and any other adjustments.  In addition, as a consequence of discovering this error, the Registrant is analyzing the effect (if any) of this error on the current fiscal year’s consolidated financial statements, including a re-examination of the determinations relating to the provision for income taxes from continuing and discontinued operations for the current fiscal year.   The Registrant must also complete its financial reporting process review and approval and evaluation of its internal control over financial reporting.

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This analysis cannot be completed by the scheduled due date of January 17, 2006 for the Registrant's Annual Report on Form 10-K without unreasonable effort and expense to the Registrant.  Management expects that the Form 10-K will be filed as soon as practicable and within the 15 day extension period provided therefore.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul M. Feeney Executive Vice President, Finance and Chief Financial Officer	(201)	807-2330
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following discussion of the Company’s unaudited results of operation for fiscal 2005 as compared to the unaudited results of operations for fiscal 2004 is preliminary and subject to change pending the Company’s completion of its analysis and review of the effects on its fiscal 2005 consolidated financial statements of the $1.0 million error that resulted in an understatement of the deferred tax liability related to the depreciation of fixed assets and the provision for income taxes from continuing operations as of and for the year ended October 31, 2004 and the re-examination being conducted in response to the discovery of that error.   The Company’s consolidated financial statements for the fiscal year ended October 31, 2004, which were included in the Company’s previously issued Current Report on Form 8-K filed on June 16, 2005, will be restated to reflect the Belgium operations as discontinued operations, and reference to amounts below related to fiscal 2004 reflect the adjustment that would arise from such restatement.

Net sales for the year ended October 31, 2005, is estimated to have increased by $124.5 million, or 20.5%, to $732.7 million from $608.2 million for the year ended October 31, 2004. The increase in consolidated net sales included $7.4 million of positive impact of foreign exchange, $93.1 million from increased per unit selling prices and $24.0 million from higher sales volume.  Gross profit for the year ended October 31, 2005, is estimated to be $133.9 million compared to $116.9 million for the year ended October 31, 2004.   Higher selling prices as a result of the Company’s continuing ability to pass through increased resin costs to its customers on a timely basis increased gross profit by approximately $12.8 million, combined with a 3% increase in sales volume, which increased gross profit by approximately $4.0 million.  The consolidated gross profit for fiscal 2005 also includes $1.1 million of positive impact of foreign exchange offset by $0.8 million of costs related to the shut down of the Company’s Edmonton, Canada plant.    Operating expenses for the year ended October 31, 2005, are estimated to be $89.2 million, an increase of $8.4 million, or 10.4%, from $80.8 million for the year ended October 31, 2004. The increase is primarily due to increased delivery costs, audit and consulting fees related to compliance with the Sarbanes-Oxley Act of 2002, legal fees, incentive compensation payments made to key management during fiscal 2005 and higher general and administrative expenses of the FIAP operation as it completes its liquidation process.   Also included in the operating expenses of fiscal 2005 is $0.8 million of negative impact of foreign exchange.

Interest expense, net for the year ended October 31, 2005 of $28.5 million increased $4.9 million from $23.6 million in the same period in the prior fiscal year.  Included in interest expense for the year ended October 31, 2005, are the write-off of unamortized fees and bond discount of $3.0 million related to the Company’s 9.875% Senior Subordinated Notes (the “2007 Notes”), the early tender fee paid to the 2007 Note holders of $4.2 million, and the payment of $0.2 million of fees related to the redemption of the 2007 Notes.   The refinancing of the 2007 Notes resulted in a reduction of interest for the fiscal year ended October 31, 2005, as compared to the prior fiscal year of $3.1 million, primarily due to the reduction in interest rate from 9.875% to 7.875% on $175 million of the 2013 Notes.

The results of the discontinued operations for the year ended October 31, 2005 was a pre-tax loss of $53.7 million versus a loss of $15.2 million for the prior year.  The decrease is primarily due to impairment charges totaling $48.4 million taken against the assets of the various discontinued operations.

The Company is unable to reasonably estimate its provision for income taxes for continuing operations and discontinued operations and its after-tax results from continuing operations and discontinued operations for fiscal 2005 due to its pending analysis and review of income taxes.

AEP Industries Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	1/17/06	By	/s/ Paul M. Feeney
Executive Vice President, Finance and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).